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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 28 2011

Washington, DC
110

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SEC FILE NUMBER
8-67729



11018350

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/10_____ AND ENDING_____12/31/10_____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Altima Securities LP

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue, 38th floor

	(No. and Street)	
New York	NY	10022
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Ho   (212) 359-0113
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
                        (Name – if individual, state last, first, middle name)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

JD 3/9/2011

OATH OR AFFIRMATION

I __Edward Ho__ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Altima Securities LP__ _____ , as of __December 31__ _____, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__No Exceptions__ _____

_____

_____

_____
Notary Public

_____
Signature

__Managing Partner__ _____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Altima Securities LP
Statement of Financial Condition
December 31, 2010

Altima Securities LP
Contents
December 31, 2010



Independent Auditors' Report

To the Partners of
Altima Securities LP

We have audited the accompanying statement of financial condition of Altima Securities LP (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Altima Securities LP as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

New York, N.Y.
February 16, 2011

WEISERMAZARS LLP   1

135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.WEISERMAZARS.COM

WEISERMAZARS LLP IS AN INDEPENDENT MEMBER FIRM OF MAZARS GROUP.


Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

Altima Securities LP
Statement of Financial Condition
December 31, 2010

Assets

Cash	$	553,798
Prepaid expenses and other assets		81,828
Total assets	$	635,626

Liabilities and Partners' Capital

Liabilities

Accounts payable and accrued expenses	$	30,590
Due to affiliates		206,502
Total liabilities		237,092

Partners' Capital

Partners' capital		398,534
Total liabilities and partners' capital	$	635,626

The accompanying notes are an integral part of this financial statement.

Altima Securities LP
Notes To Financial Statement
December 31, 2010

1. **Business**

   Altima Securities LP (the "Company") is registered as a broker-dealer with the Securities Exchange Commission ("SEC"), which was formed on April 4, 2007 as a Delaware Limited Partnership and commenced operations on May 2, 2008. The Company is a wholly-owned subsidiary of Altima Advisors Americas (GP) LLC. The ultimate parent, Altima International Ltd., is based in the Cayman Islands.

   The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is involved in marketing foreign and domestic proprietary hedge funds to U.S. institutional customers and private equities to accredited investors and qualified purchasers. The Company's only securities business is to raise capital for investment (into the hedge funds and private equity funds) from institutional and accredited investors and qualified purchasers.

   The Company does not hold funds or securities for, or owes any money or securities to, customers and does not carry accounts of, or for, customers. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i).

2. **Summary of Significant Accounting Policies**

   Revenue and Expense Recognition

   Service fees are recorded monthly when the Company incurs operating expenses. The service fees are paid upon an affiliate's reimbursement of the operating expenses that the Company has incurred (see Note 4). Expenses are recognized as incurred.

   Income Taxes

   As a partnership, the Company does not incur any liability for federal or state income taxes since all income, deductions and credits are reportable by its partners.

   For the year ended December 31, 2010, the Company has made excess payments for the New York City Unincorporated Business Taxes ("UBT") which is mainly from the guaranteed payments made during the year to the limited partner. At December 31, 2010, the Company's prepaid UBT, included in prepaid expenses and other assets on statement of financial condition amounted to $37,613.

   Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3

Concentration of Risk

The Company maintains its cash balances in one financial institution which, at times, exceeds federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash balances.

The Company is subject to credit risk as all of its revenues are derived from one major source (see Note 3).

3. Major Customer

The Company's service fee revenue was all derived from Altima Partners LLP, an affiliate company based in London, United Kingdom, based on a Revenue Agreement executed on May 2, 2008 (see Note 4).

4. Related Party Transactions

The Revenue Agreement with Altima Partners LLP as described in Note 3 above requires the Company to serve as the non-exclusive agent for the promotion of the sale of shares and interest in various Altima funds. The service fees charged to Altima Partners LLP is equal to the operating expenses of the Company and other distributions as defined in the Agreement. As of December 31, 2010, the Company owes Altima Partners LLP, $80,550 for an overpayment of service fee revenue.

The Company also entered into an Expense Sharing Agreement with Altima Advisors Americas LP, another affiliate and a wholly-owned subsidiary of Altima Advisors Americas (GP) LLC. As of December 31, 2010, the Company owes Altima Advisors Americas LP $125,952 representing the balance of unreimbursed operating expenses.

5. Regulatory Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. The Rule requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 times of net capital.

At December 31, 2010, the Company had net capital of $316,706 or $300,900 in excess of its required net capital of $15,806 which is higher than its minimum capital of $5,000. At December 31, 2010, the ratio of aggregate indebtedness to net capital is 0.75 to 1.

6. Subsequent Events

The Company has evaluated subsequent events through February 16, 2011, the date the financial statements were available for issuance.